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                                                          Exhibit 44



                     [WLR FOODS, INC. LETTERHEAD]


FOR IMMEDIATE RELEASE               Contact:      Gail Price, Director of
                                                  Corporate Communication
                                      Phone:      703-896-0403


           WLR FOODS ANNOUNCES PRELIMINARY VOTING RESULTS,
                   CLAIMS VICTORY IN PROXY CONTEST

Broadway, Virginia, May 23, 1994 -- WLR Foods Inc. (NASDAQ: WLRF) today announced that preliminary voting results, issued by the independent inspectors of election, supported its claim of victory over Tyson Foods Inc. (NASDAQ: TYSNA) in the proxy contest to decide whether Tyson and its associates should be granted voting rights for shares of WLR Foods they may acquire, or have acquired, in their unfriendly takeover attempt. Preliminary tabulation results released today show that only 3,152,834 shares voted in favor of the Tyson proposal. This represents less than 29% of WLR Foods outstanding common stock, less than 31% of the common stock WLR Foods believes was eligible to vote, and only approximately 36% of the common stock Tyson has asserted is eligible to vote. Shareholder voting took place at a Special Meeting of WLR Foods which was held Saturday.

James L. Keeler, President and Chief Executive Officer of WLR Foods, said, "The preliminary tabulation of all proxies demonstrates broad support of WLR Foods shareholders against the Tyson proposal which was soundly defeated. WLR Foods shareholders have conclusively spoken and we now reiterate our call to Don Tyson to listen to WLR Foods shareholders and live up to his publicly announced promise to go away if he loses the vote. We look forward to the immediate termination of his inadequate tender offer.

"The final count by the Corporation Trust Company, the independent inspector of election, will probably not be completed for a few days," Mr. Keeler said. "At that time, we will announce the final results," Mr. Keeler concluded.

WLR Foods is a fully integrated provider of high quality turkey and chicken products primarily under the Wampler-Longacre(R) label and retail ice under the Cassco(R) label. This Fortune 500 company, with current annual revenues of $710 million, exports to more than 40 countries and has processing operations in Virginia, West Virginia and Pennsylvania, close to its major mid-Atlantic markets.